MAIL STOP 4-6

      February 3, 2005

Robert Lisle
President
Assure Data, Inc.
2591 Dallas Pkwy Suite 102
Frisco, Texas 75034

Re:	Assure Data, Inc.
	Amendment No. 1 to Registration Statement on Form SB-2
	Filed on January 4, 2005
	File No. 333-121347

Dear Mr. Lisle,

We have reviewed your amended filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus

General
1. Throughout your prospectus you disclose that Assure Data is not using an underwriter in this offering. However, we note that you also disclose in your summary that Mr. Lisle is considered a statutory underwriter in this transaction, which appears to be consistent with Section 2(a)(11) of the Securities Act of 1933. Consider relocating your discussion of Mr. Lisle as a statutory underwriter to your "Plan of Distribution" section to clarify the disclosure that Mr. Lisle is a statutory underwriter. Please clarify your "Risk Factor" section as well.
2. When describing this offering, please ensure that you refer to it as a direct public offering or self-underwritten offering. In some cases you use the term "best efforts," which signifies the presence of a broker-dealer.
3. In the event of a delay in the effectiveness of your registration statement, update the financial statements in accordance with Item 310(g) of Regulation S-B.
4. In your next amended registration statement, include a currently dated consent pursuant to Item 601(b)(23) of Regulation S-B.

Cover Page, page 2
5. Please provide a cross-reference to the risk factors section, including the page number where it appears in the prospectus. You should highlight this cross-reference by prominent type, such as bold and/or italics. See Item 501(a)(5) of Regulation S-B.
6. We note that you discuss your hope to have prices for your shares quoted on the Over-the-Counter Bulletin Board. Supplementally advise of the steps that you have taken to have your shares listed on the Over-the-Counter-Bulletin Board. For example, have you had discussions with market makers regarding becoming quoted on the Over-the-Counter Bulletin Board? If not, tell us when you plan to take steps to have your shares listed.

Summary, page 3

   The Company, page 3
7. You disclose that you have installed your process for six customers in your summary. However, you disclose that Assure Data has installed its process for seven customers in your "Risk Factors,"
MD&A and "Sales to Date."  Please reconcile.
8. You describe your "proposed" business. However, you disclose that
Assure Data has installed your process for customers. Please reconcile.
9. We refer you to the bullet point list of potential risks associated with the offering. Please revise your summary section to limit the information that is key to the offering or to Assure Data.
See Item 503 of Regulation S-B.
10. We note that you intend to offer your securities in states in which there are exemptions for accredited investors. Supplementally advise of the states that you intend to offer and sell your securities.
Risk Factors, page 4
11. Revise all of your subheadings to ensure they specifically disclose the material risk that you discuss in the text. If a risk factor is included in your prospectus, you should describe the risk clearly and concretely and include the nature of the specific risk or harm in your subheadings. Refrain from merely stating facts or describing events that may occur in the future in your subheadings, such as "[a] number of other companies in the data backup service industry have failed because of competition," "[w] have experienced losses since inception," " [c]ontrol of the company will continue to be held by two officers who are also directors" and "[w]e lack staff." Accordingly, revise your disclosure to succinctly state in your subheading the risks that result from the facts or uncertainties and clearly state the risk that follows in the narrative.
12. We note that many of your risk factors present risks that could apply to any issuer or to any offering. If you elect to retain these and other general risk factors in this section, you must clearly explain how they specifically apply to your industry, company or offering. Otherwise, relocate the discussion of risk factors that do not contain material risks that are unique to Assure Data to the body of the prospectus. For example, the following risk factors appear to be generic or appear to address matters that do not raise material, concrete risks:

* There could be changes in the regulation of the Internet;

* We face a likely business failure if we lose the services of our key personnel;

* Shareholders may have no way to recoup any if [sic] their investment;

* We need to grow our customer base; and

* The offering price was established arbitrarily.

Limited capital reserves could cause us to fail, page 6
13. You disclose that even if Assure Data sells all of the shares offered, you may not have significant funds to conduct business. However, in your MD&A, you also disclose that Assure Data will be able to meet its obligations for at least the next twelve months even without the proceeds of this offering. Please reconcile.

  We face a likely business failure if we lose the services of our key personnel, page 6
14. Clarify that Messrs. Lisle and Kipness will be working part-time for Assure Data. Quantify the amount of time involved.
Control of the company will continue to be held by two officers who are also directors, page 6
15. It appears that this risk factor discloses the same or substantially similar risks as the risk factor "[t]hree shareholders effectively control the board of directors and the company." Accordingly, please revise your "Risk Factors" section to disclose each distinctive risk only once. Where particular risks are disclosed in multiple risk factors, remove the repetitive risk factors or aggregate the risk factors with the same or similar risks into one inclusive risk factor.

  We may not remain a reporting company, page 8
16. Please expand your risk factor to explain why you may not remain a reporting company. For example, are you referring to the fact that your reporting obligations may be suspended if Assure Data falls below 300 shareholders? If so, please explain.
Use of Proceeds, page 9
17. We note that this is a self-underwritten offering with no guarantee of the amount of shares that may be sold. Accordingly, please revise this section to also disclose the use of proceeds if you only receive nominal proceeds from this offering.
18. We refer you to the disclosure that the maximum net proceeds of this offering will provide you with sufficient funds to meet your cash requirements for approximately 18 months. Please revise to also disclose how long your cash needs will be met if you receive nominal proceeds in this offering.
19. Elaborate on plans to pay offering expenses if offering proceeds are inadequate to pay those expenses.
20. You disclose that you have not yet determined the amount of net proceeds to be used specifically for any of the disclosed purposes and that you will have flexibility in applying net proceeds of the offering. Please reconcile this disclosure with the dollar amounts that you have specifically earmarked for each purpose in your "Use of
Proceeds" table. Also, to the extent applicable, revise this section to clearly discuss the circumstances that would require management to alter the use of proceeds from this offering and discuss alternatives to the currently stated uses.
21. We note that most of the proceeds received in this offering will be put towards working capital. Please disclose the priority of uses within the category of "working capital" depending on the number of shares sold.

Dilution, page 10
22. We note that this is a self-underwritten offering with no guarantee of the amount of shares that may be sold. Accordingly, please revise your "Dilution" section, including the text and the dilution table, to also include dilution disclosures assuming sales of 25%, 50% and 75%. Also, revise to disclose the dilution to if you only receive nominal sales in your offering.

Description of Business, page 11

   General
23. We note that you have a limited number of customers. As a result, it appears that you are dependent upon one, some or all of your customers. Please revise to disclose whether you are equally dependent upon all of your customers or if you are dependent upon some customers more than others. To the extent applicable, please revise your disclosure to provide a materially complete description of the customer agreements that you are dependent upon. For example, your description should address the services provided, the term and termination and the material economic terms of the customer agreements.

Assure Data Virus and Spam Protection Services, page 11
24. Supplementally support your statement that your SPAM filtering service uses the latest heuristic algorithms of three internationally recognized SPAM Killers to stop up to 98% of SPAM while allowing users to regulate specific email servers.
25. You state that data is backed up and e-mail reports are automatically sent to the customer as well as Assure Data staff. You go on to state that if a service fails, additional notification to Assure Data staff via cell phone text messages are sent. Clarify how this system works currently when you have only two part-time employees - Messrs. Lisle and Kipness.

The Primary Manner In Which We Expect to Conduct Business, page 11
26. Explain your statement that you have obtained rights to select email listing of information technology employees and consultants.

Data Backup Industry in General, page 12

      Tape, page 12
27. We note that you discuss "tape" as a competing backup media in the first paragraph on page 12. Please specifically disclose the factual basis for, and the context of all your statements, beliefs, understandings and opinions regarding "tape" as a backup method. Unless you can substantiate on a reasonable basis all of your beliefs, please remove them from your prospectus.
  Competition, page 12
28. Please revise to more completely disclose the competitive business conditions and your competitive position in your industry.
Also, disclose your method of competition. See Item 101(b)(4) of Regulation S-B.

  Our Concept and Technology, page12
29. Reconcile the statement that your founders have over 40 years of computer industry related experience with the disclosure in their biographies that suggests that the number is closer to 30. Expected Employee Requirements, page 13
30. We note that Messrs. Lisle and Kipness work on a part-time basis.
Please revise to disclose the amount of time that Messrs. Lisle and
Kipness will spend on the matters of Assure Data.
Facilities and Offices, page 13
31. You disclose that you have offices in Frisco, Texas. Please clarify whether you have offices separate from the offices and home offices of Messrs. Lisle and Kipness. To the extent that you have separate offices, please describe your arrangements and file material leases associated with these offices as exhibits. See Item 601(b)(10)(i) of Regulation S-B.
32. Here or elsewhere as appropriate, please discuss your data backup repositories. Do you have agreements with these repositories upon which you are substantially dependent for purposes of 601(b)(10) of
Regulation S-B?

Management`s Discussion and Analysis or Plan of Operation, page 14
33. We note that you have had revenues in your last fiscal year ended
December 31, 2003 and in the nine months ended September 30, 2004. Please revise your disclosure to include the information required by
Item 303(b) of Regulation S-B.
34. We note that you are conducting a self underwritten offering with no guarantee that you will receive any proceeds. We also note that you are going to move forward with your business plan with the proceeds from this offering. Accordingly, please expand your disclosure to discuss your plan of operation if you receive minimal funding and varying amounts below your maximum. For each scenario, disclose each proposed activity under your business plan and clarify the material events or steps required to ultimately complete your business plan, including conditions or contingencies to reach this end.
35. You disclose that you may be required to cease operations in less than one year if you do not raise $300,000. Please reconcile this statement with the disclosure that you have sufficient resources to meet your obligations for at least the next twelve months even without proceeds of this offering. Also, reconcile these statements with the disclosure that you will have to complete at least 50% of the offering, or $150,000 in order to have sufficient funds available to move forward with your business plan.
36. Disclose the costs associated with becoming a public company and explain how Assure Data intends to pay these costs.
37. We refer you to your risk factor that you may not remain a reporting company. Please explain any circumstances, other than the possibility that your reporting obligations may be suspended as a result of having less than 300 shareholders, that may cause you to no longer report under the Exchange Act. Does Assure Data have specific business or financial goals related to its development of a customer base that it must reach to remain a public company after one year? What factors will be considered when evaluating the growth of the company? What are your exit strategies if you decide not to remain a public company? Will you keep your company intact and become a private company? Do you plan on entering into a merger or other transaction?
38. We note that your plan of operations for the next twelve months includes new customer acquisitions, which would require the purchase of additional on-site servers. Revise your disclosure to discuss any significant expected capital expenditures. We refer you to Item 303(a)(iii) of Regulation S-B. In addition, tell us and revise your disclosure to indicate how you plan to fund these activities. Directors and Executive Officers, page 15
39. Please revise to also disclose Mr. Lisle as the chief financial officer and accounting officer, if true.





Executive Compensation, page 17
40. You disclose that Assure Data has no employees. However, your disclosure under "Directors and Executive Officers" identifies Mr. Lisle as the president and treasurer and Mr. Kipness as your vice president. Please reconcile.
41. We note that Mr. Lisle was compensated by Information
Technology
Systems. Please explain the relationship between Assure Data and its executive officers and Information Technology Systems. Why was Mr.
Lisle compensated in this manner? Also, revise your "Executive Compensation" section to include an executive compensation table that discloses the compensation received by Mr. Lisle from Information Technology Systems and invoiced to Assure Data. Similarly, your executive compensation table should include the compensation provided to Mr. Kipness through his consulting service. See Item 402(a) of Regulation S-B.

Certain Relationships and Related Transactions, page 16
42. Please ensure that all related party disclosure is provided. For example, advise why the transaction discussed in Note 2 to the notes to your financial statements has not been disclosed under this item.
43. Please disclose the date of each related party transaction.
44. You disclose that Mr. Lisle performed services on behalf of Information Technology Systems and its client Assure Data. Please clarify the relationship between Assure Data and Information Technology Systems and explain the purpose behind the structure of this transaction. If Assure Data will continue to be a client of Information Technology Systems consider addition information in your
"Description of Business" section to explain how Assure Data and Information Technology Systems will be associated on a going forward basis.
45. Please disclose the nature of the services that Mr. Kipness was compensated for through his consulting service.

Promoters, page 16
46. Supplementally explain of Patrica Gunter`s relationship in the development of the processes and services provided by the Company. Also, supplementally advise whether Ms. Gunter is a promoter.



Description of Securities, page 16
47. You disclose that the outstanding common stock is "fully paid and non-assessable." It does not appear that the Assure Data is qualified to make this legal conclusion. We also note that you have not identified legal counsel in the registration statement - in fact, you have left the subsection entitled "Legal Matters" blank and you have not indicated who will be providing a legality opinion for purposes of Item 601(b)(5) of Regulation S-B. Please advise or revise.

Plan of Distribution, page 17
48. We note that you disclose that Robert Lisle is exempt from registration as a broker dealer under Rule 3a4-1. In light of the fact that Mr. Lisle is relying on Rule 3a4-1, supplementally provide an analysis explaining the basis for his belief that the safe harbor is available. Please clarify your disclosure elsewhere in the prospectus that suggests that Mr. Kipness might be selling your securities as well. See, for example, your discussion under plan of distribution under Summary.
49. Supplementally confirm that you do not have any intention to offer your securities over the Internet.

Independent Auditor`s Report, page F2
50. Please request for your independent auditors to revise their audit opinion to include the city and state where issued. Also tell us why your auditor is located in Maitland, Florida when it appears that your principal offices are located in Frisco, Texas. Explain the circumstances that led to you retaining this particular audit firm.
Financial Statements
Consolidated Statements of Operations, page F4
51. We note from page 15 of your MD&A that you incur a monthly cost to maintain customers. Tell us the amount of this cost in each period presented. To the extent material, these types of expenses should be classified as costs of revenue.
52. We note that there have been significant related party transactions for consulting services, reimbursements of expenses, and purchases of equipment. Revise to indicate the amount of related party transactions on the face of the balance sheets and statements of operations. Also supplementally reconcile the total amount of related party transactions disclosed in Note (2) on page F8 to your
MD&A disclosure on page 16.
 Notes to the Financial Statements

Organization and Summary of Significant Accounting Policies, page
F7

      Revenue Recognition
53. Revise the notes to the financial statements to include a detailed description of your revenue recognition policy. Your revenue recognition policy should reference the applicable accounting guidance, such as SOP 97-2, SAB 104, SOP 81-1, and/or EITF 00-3. Furthermore, your disclosure should separately discuss the revenue recognition policy for each product and service that you offer and the criteria considered in determining when to recognize revenue for each of the particular elements. Also, to the extent applicable, disclose how you consider setup fees, warranty provisions, upgrades, discounts, rights of return, and cancellation provisions in your revenue recognition policy.

      Property & Equipment
54. Revise the notes to the financial statements to include the major classes of depreciable assets and accumulated depreciation for all periods presented. See paragraph 5 of APB 12.

      Stockholders` Equity
55. Revise your notes to the financial statements to include a detailed discussion of the activity in shareholders` equity for all periods presented. Include a description of the significant terms and conditions of the securities outstanding, including any restrictions on your common stock. Refer to SFAS 129.

Part II

Exhibits, page II-2

  Data Protection Services Agreement
56. We note that you provide a form of Data Protection Services Agreement as an exhibit. Please separately file a complete copy of each agreement that you are substantially dependent upon. Alternatively, refile this exhibit with a schedule identifying the agreements that were omitted as a result of filing this form of agreement and setting forth the material details in which the documents differ from the document that was filed. For example, for each agreement omitted, provide the information that was left blank on the form of agreement included as an exhibit.


Subscription Agreement
57. It appears that this subsection includes representations and warranties that contemplate an unregistered offering. For example, we refer you to sections 3(e) and 3(h)(1)(ii) of your subscription agreement. Please revise your subscription agreement or supplementally advise.

Recent Sales of Unregistered Securities, page II-2
58. Please expand your disclosure regarding the private placement beginning on April 2003 to further explain the facts relied upon to make the exemption relief upon available. See Item 701 of Regulation
S-B. For example, explain whether the purchasers were accredited or sophisticated with access to information.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Morgan Youngwood at (202) 942-5531 or Melissa Walsh, at (202) 942-1822 if you have questions regarding comments on the financial statements and related matters. Please contact
Jeffrey
Werbitt at (202) 942-1957 with any other questions. If you need further assistance, please contact the undersigned at (202) 942-1800.

								Sincerely,


								Barbara C. Jacobs
								Assistant Director








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Assure Data, Inc.
Form SB-2
February 3, 2005
Page 1 of 12